SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 26, 2025.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

ZIP Code 01010-010, São Paulo – SP

Ana Lucia Pereira

Superintendent of Issuer Listing And Oversight

B3 S.A. - Brasil, Bolsa, Balcão

c.c.: CVM - Securities And Exchange Commission Of Brazil

Mr. Fernando Soares Vieira - Superintendence of Relations with Companies

Mr. André Francisco de Alencar Passaro - Superintendence of Relations with The Intermediary Market

Ref.: Official Letter 190/2025 - SLE - Request for Clarification About News in the Press

Dear Sir/Madam,

We refer to Official B3 Letter 190/2025 - SLE ("Official Letter"), dated May 23, 2025, through which you request clarification from Braskem S.A. ("Braskem" or "Company"), as detailed below:

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“Dear Sir,

In news published by the newspaper Valor Econômico, on 05/23/2025, under the title “Nelson Tanure proposes to purchase control of Braskem”, it is stated, among other information, that:

•	Businessman Nelson Tanure presented Novonor with a proposal to purchase control of Braskem; and
•	According to sources close to the conversations, Tanure would be interested in indirectly taking over the position of the former Odebrecht in the petrochemical industry, through one of its investment funds, and in preserving Novonor as a shareholder with a minority stake, of 3% to 5%.

We request clarification on the items highlighted, by 05/26/2025, whether confirmed or not, as well as other information considered important.”

In this regard, Braskem emphasizes that it is neither responsible for nor involved in any potential negotiations conducted by its controlling shareholder (“Shareholder” or “Novonor”) regarding the sale of its equity interest in the Company. For this reason, Braskem promptly requested clarification from Novonor on May 23, 2025, as soon as it became aware of the news published in the media, which was the subject of a Material Fact disclosed by the Company on the same date:

“Dear Sirs,

Novonor S.A. – Em Recuperação Judicial (“Novonor”) hereby informs you that it has received, on this date, a non-binding proposal (“Proposal”) submitted by Petroquímica Verde Fundo de Investimento em Participações – Multiestratégia (“Fund”), an investment vehicle owned by businessman Nelson Sequeiros Tanure, involving shares issued by NSP Investimentos S.A. (“NSP Inv.” and “NSP Inv. Shares”), and has entered into an obligation of exclusivity for negotiating the terms and conditions of the Proposal.

According to the terms described in the Proposal, with the transfer of the NSP Inv. Shares, the Fund intends to become the indirect holder of equity interests representing control of Braskem S.A. (“Braskem”).

The Proposal is subject to assessments evaluations and confirmations for transactions of this nature and is currently under review by Novonor. Among other conditions to which the Proposal is subject, the following are noteworthy: (i) compliance with the obligations assumed by Novonor in relation to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) under the Braskem Shareholders’ Agreement; and (ii) the satisfactory conclusion of negotiations with the banks holding fiduciary assignments of Braskem shares indirectly held by Novonor.

Novonor will keep Braskem informed of any material developments in the discussions related to the Proposal so that it can take appropriate measures in compliance with corporate law and applicable governance rules.

We remain at your disposal for any further clarification.

Sincerely,

Novonor S.A. – Em Recuperação Judicial”

We will keep this Authority duly informed of any developments on the matter and remain at your disposal for any additional clarifications that may be required.

São Paulo, May 26, 2025.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro-objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.